SELECTED FINANCIAL DATA

The following tables present our selected financial data as at the dates and for each of the periods indicated.

The selected financial data as of September 30, 2007 and for each of the nine months ended September 30, 2007 and 2006 has been derived from our unaudited interim consolidated financial statements and notes thereto contained in this report on Form 6-K.

The selected financial data set forth below should be read in conjunction with our unaudited interim consolidated financial statements and notes thereto and Management’s Discussion and Analysis of Financial Condition and Results of Operations contained in this Report on Form 6-K and our audited financial statements contained in our Annual Report on Form 20-F for the year ended December 31, 2006 which is incorporated herein by reference.

CANADIAN GAAP

	For the nine months ended September 30,
Statement of Operation Data	2007	2006
	(Unaudited)	(Unaudited)
	$	$
Revenues	6,462,056	6,029,981
Loss from continuing operations	(3,440,745)	(4,724,054)
Results of discontinued operations	-	34,500
Net loss for the period	(3,440,745)	(4,689,554)

Basic and diluted loss per share from continuing operations	(0.24)	(0.33)
Basic and diluted loss per share from discontinued operations	-	-
Basic and diluted net loss per share	(0.24)	(0.33)
Weighted average number of shares outstanding - basic and diluted	14,540,416	14,340,864

CANADIAN GAAP

Balance Sheet Data	As at September 30, 2007
(Unaudited) $
Total assets	30,201,671
Total liabilities	3,586,764
Net assets	26,614,907
Working capital	7,227,233
Capital stock	96,556,485
Additional paid-in capital	5,608,934
Accumulated other comprehensive income	561,137
Accumulated deficit	(76,111,649)
Shareholders’ equity	26,614,907
Other	-
Cash dividends	None

U.S. GAAP

	For the nine months ended September 30,
Statement of Operation Data	2007	2006
	(Unaudited)	(Unaudited)
	$	$
Revenues	6,462,056	6,029,981
Loss from continuing operations	(3,440,745)	(4,724,054)
Results of discontinued operations	-	34,500
Net loss for the period	(3,440,745)	(4,689,554)

Basic and diluted loss per share from continuing operations	(0.24)	(0.33)
Basic and diluted loss per share from discontinued operations	-	-
Basic and diluted net loss per share	(0.24)	(0.33)
Weighted average number of shares outstanding - basic and diluted	14,540,416	14,340,864

U.S. GAAP

Balance Sheet Data	As at September 30, 2007
(Unaudited) $
Total assets	30,201,671
Total liabilities	3,586,764
Net assets	26,614,907
Working capital	7,227,233
Capital stock	113,326,055
Additional paid-in capital	6,646,624
Accumulated other comprehensive income	561,137
Accumulated deficit	(93,918,909)
Shareholders’ equity	26,614,907
Other	-
Cash dividends	None